3-31-02

02030099

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of MARCH 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

M. Christiana Knight
Vice-President, Finance and Controller

Dated: 02 April 2002

News Release

HIGHWOOD RESOURCES LTD

(HWD-TSE) (OTC/BB-HIWDF)

March 28, 2002

HIGHWOOD OBTAINS FURTHER EXTENSION FOR REPAYMENT OF DEBT

Highwood announces that its principal lender has agreed to an amendment of the settlement agreement as previously announced by Highwood. The amendment provides an extension of the time for Highwood's repayment of all indebtedness owing to the lender from March 31, 2002 to September 30, 2002. The amendment requires a minimum $1,000,000 payment on its term debt and a $250,000 reduction on its operating line by no later than June 30, 2002. As additional security to the principal lender for the $1,000,000 payment due June 30, 2002, Dynatec Corporation (DY-TSE), Highwood's principal shareholder, will be required to guarantee such payment and provide a $1,000,000 letter of credit as security for such guarantee which may be drawn in the event that the payment is not made by that date.

In consideration of the provision of the guarantee and letter of credit by Dynatec, Highwood has agreed to pay Dynatec the sum of $60,000, which funds will be used by Dynatec to subscribe for 444,444 common shares of Highwood at a purchase of $0.135 per share representing the maximum discounted price from the closing price ($0.175 per share) of Highwood's common shares on March 28, 2002. The proposed issuance of the Highwood shares to Dynatec is subject to regulatory approval in compliance with any conditions to such approval.

For further information, please contact William Shaver, Chief Executive Officer at (905) 780-1980 or Chris Knight, Vice President, Finance at (403) 261-3999.